UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

 (Amendment No. 1)*
TCP PipeLines LP**
(Name of Issuer)

Partnership Interest
(Title of Classes of Securities)
87233Q108
(CUSIP Numbers)

August 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
: X   Rule 13d-1(b)
: Rule 13d-1(c)
: Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**This Amendment corrects the filing submitted on June 10, 2019, which inadvertently contained incorrect shareholding information.

CUSIP No.:87233Q108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Ltd. – Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 13,100,711
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER – 13,126,493
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.41%
12	TYPE OF REPORTING PERSON* See Item 3 of this statement

Item 1(a). Name of Issuer:
TC PipeLines LP
(b). Address of Issuer’s Principal Executive Offices:
717 Texas Street, Suite 2400, Houston TX 77002-276
1 Item 2(a). Name of Person Filing:
Invesco Ltd.
(b). Address of Principal Business Office or, if none, residence of filing person:
1555 Peachtree Street NE; Atlanta, GA 30309; United States
(c). Citizenship of filing person:
Bermuda
(d). Title of Classes of Securities:
Partnership Interest

(e). CUSIP Numbers:
87233Q108

Item 3. If this Statement is Filed Pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4. Ownership:

Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and it advises the Invesco Oppenheimer SteelPath MLP Select 40 Fund SteelPath-R which owns 7.26% of the security reported herein. and it advises the Invesco Oppenheimer SteelPath MLP Income Fund SteelPath-RIC which owns 6.86% of the security reported herein. However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Invesco Advisers, Inc.

Item 8. Identification and Classification of Members of the Group:

Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9. Notice of Dissolution of a Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/10/2019
Date

Invesco Ltd.

By:    /s/ Nancy L. Tomassone
Nancy L. Tomassone
Global Assurance Officer